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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                  (Rule 13e-4)

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                             Entrada Networks, Inc.
 (Names of Filing Persons (identify status as offer or, issuer or other person))

          Options to purchase common stock, par value $0.001 per share, under certain Entrada Networks, Inc. option plans
                         (Title of Class of Securities)

                                   293-82Y-102
                      (CUSIP Number of Class of Securities)

                           KANWAR J. S. CHADHA, Ph.D.
                      President and Chief Executive Officer
                             Entrada Networks, Inc.
                                    12 Morgan
                            Irvine, California 92618
                                 (949) 588-2070

                                    Copy to:
                             W. RAYMOND FELTON, ESQ.
                Greenbaum, Rowe, Smith, Ravin, Davis & Himmel LLP
                            Metro Corporate Campus I
                              Post Office Box 5600
                          Woodbridge, New Jersey 07095
                                 (732) 549-5600

(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)






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                            Calculation of Filing Fee

Transaction valuation*                                     Amount of filing fee
________________$2,437,653            ----------------       $ 487.53


* Calculated solely for the purpose of determining the amount of filing fee. This amount assumes that options to purchase shares of common stock of Entrada Networks, Inc. having an aggregate value of $2,437,653 as of June 21, 2002 will be cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of 1% of the transaction valuation.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                        Amount Previously Paid:    Not applicable.
                        Form or Registration No.:    Not applicable.
                        Filing Party:    Not applicable.
                        Date Filed:    Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

          Check the appropriate boxes below to designate any transactions to which the statement relates:
                    [ ]  third-party tender offer subject to Rule 14d-1.

                    [X]  issuer tender offer subject to Rule 13e-4.

                    [ ]  going-private transaction subject to Rule 13e-3.

                    [ ]  amendment to Schedule 13D under Rule 13d-2.

[ ]      Check the box if the filing is a final amendment reporting the results of the tender offer:



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ITEM 1.    SUMMARY TERM SHEET

          The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated June 28, 2002 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

        (a) Name and Address. The name of the issuer is Entrada Networks, Inc., a Delaware corporation (the "Company"), and the address of its principal executive office is 12 Morgan, Irvine, California 92618. The Company's telephone number is (949) 588-2070.

        (b) Securities. As of June 21, 2002, the Company has 12,936,774 shares of its common stock, par value $0.001 per share, outstanding.

        (c) Trading Market and Price. The Company's common stock is quoted on the Nasdaq SmallCap Market under the symbol "ESAN." Since September 2000, the Company's common stock has traded at prices between $7.31 and $0.09

 ITEM 3.    IDENTITY AND BACKGROUND OF FILING PERSON.

        (a) Name and Address. The Company is also the filing person. The Company's address and telephone number are set forth in Item 2(a) above.

ITEM 4.    TERMS OF THE TRANSACTION.

          (a) Material Terms. The following sections of the Offer to Exchange contain a description of the material terms of the tender offer and are incorporated herein by reference:

     o    "Summary Term Sheet";

     o    "Introduction";

     o    Section 1 ("Number of Options; Expiration Date");

     o Section 3 ("Procedures for Electing to Participate in the New Grant Program");

     o    Section 4 ("Withdrawal Rights");

     o Section 5 ("Acceptance of Options for Exchange and Issuance of New Options");

     o    Section 6 ("Conditions of the New Grant Program");

     o    Section 8 ("Source and Amount of Consideration; Terms of New
          Options");

     o Section 11 ("Status of Options Acquired by Us in the New Grant Program; Accounting Consequences of the New Grant Program");

     o    Section 12 ("Legal Matters; Regulatory Approvals");

     o    Section 13 ("Material Income Tax Consequences"); and

     o    Section 14 ("Extension of the New Grant Program; Termination;
          Amendment").

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.



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        (e) Agreements involving the Company's Securities. The eligible option plans filed herewith as Exhibits (d)(1) through (d)(3) contain information regarding the subject securities.


ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        (a) Purposes. The information set forth in the Offer to Exchange under
Section 2 ("Purpose of the New Grant Program") is incorporated herein by reference.

        (b) Use of Securities Acquired. The shares of common stock of Entrada Networks, Inc. subject to options cancelled and exchanged pursuant to the New Grant Program will be returned to the pool of shares available for grants of new options under the 2000 Stock Incentive Plan, 1991 Stock Incentive Plan, and 1996 Stock Incentive Plan. The information set forth in the Offer to Exchange under
Section 11 ("Status of Options Acquired by Us in the New Grant Program; Accounting Consequences of the New Grant Program") is incorporated herein by reference.

        (c) Plans. The information set forth in the Offer to Exchange under
Section 2 ("Purpose of the New Grant Program") is incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a) Source of Funds. The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options--Consideration") is incorporated herein by reference.

        (b) Conditions. Not applicable.

        (d) Borrowed Funds. Not applicable.

ITEM 8.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        (a) Securities Ownership. The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

        (b) Securities Transactions. The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        (a) Not applicable.

ITEM 10.    FINANCIAL STATEMENTS.

        (a) Financial Information. The information set forth in the Offer to Exchange under Section 9 ("Information Concerning Entrada Networks, Inc. - Selected Financial Data") and the financial information included in Item 8 of the Company's Annual Report on Form 10-K for its fiscal years ended January 31, 2002 and 2001, and Item 1 of the Company's Quarterly Report on Form 10-Q for its fiscal quarter ended April 30, 2002 is incorporated herein by reference. In accordance with Instruction 6 to Item 10 of Schedule TO, summary financial information is contained in Section 9 of the Offer to Exchange ("Information Concerning Entrada Networks, Inc.; Factors That You Should Consider When Making Your Decision.").

        (b) Pro Forma Information. Not applicable.

ITEM 11.    ADDITIONAL INFORMATION.

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          (a) Agreements, Regulatory Requirements and Legal Proceedings. To the
knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

          (b)  Other Material Information.  Not applicable.



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ITEM 12.    EXHIBITS.

Exhibit
Number      Description
------      -----------
   (a)(1)    Offer to Exchange, dated June 28, 2002.

      (2)    Form of Letter of Transmittal (Election to Participate).

      (3)    Form of Confirmation to Offerees Electing to Participate in the Offer to Exchange.


      (4)    Form of Notice of Withdrawal.


      (5)    Transcript of announcement made to employees on June 24, 2002.


      (6)    Form of Cover Letter to Eligible Option Holders.


      (7) Those portions of the Company's annual report on Form 10-K for its fiscal year ended January 31, 2002 filed with the Securities and Exchange Commission on May 1, 2002 (incorporated herein by reference).

      (8)    The Company's quarterly report on Form 10-Q for its fiscal quarter ended April 30, 2002 filed with the Securities and Exchange Commission on May 30, 2002 (incorporated herein by reference).

      (9)    The Company's annual report on form 10-K for its fiscal year ended January 31, 2001 filed with the Securities and Exchange Commission on May 14, 2001, (incorporated herein by reference).

   (d)       (1) The Company's 2000 Stock Incentive Plan, filed with the
             Company's Information Statement, filed with the Securities and Exchange Commission on November 6, 2000 (incorporated herein by reference).

             (2) The Company's 1991 Amended and Restated Stock Plan, filed with the Securities and Exchange Commission on June 12, 1998
             (incorporated herein by reference).

             (3) The Company's 1996 Stock Incentive Plan, filed with the
             Securities and Exchange Commission on May 28, 1996 (incorporated herein by reference).

   (g)       Not applicable.


   (h)       Not applicable.


SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         June 28, 2002         ENTRADA NETWORKS, INC.


                                      By   /s/ Kanwar J.S. Chadha, Ph.D.
                                           -----------------------------
                                      Kanwar J.S. Chadha, Ph.D.
                                      Chief Executive Officer and President



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INDEX TO EXHIBITS

Exhibit
Number        Description
------        -----------

(a)(1)        Offer to Exchange, dated June 28, 2002.

(2)           Form of Letter of Transmittal (Election to Participate).

(3)           Form of Confirmation to Offerees Electing to Participate in the Offer to Exchange.

(4)           Form of Notice of Withdrawal

(5)           Transcript of announcement made to employees on June 24, 2002

(6)           Form of Cover Letter to Eligible Option Holders.

(7)           Those portions of the Company's annual report on Form 10-K for its fiscal year ended
              January 31, 2002 filed with the Securities and Exchange Commission on May 1, 2002
              (incorporated herein by reference).

(8)           The Company's annual report on form 10-K for its fiscal year ended
              January 31, 2002 filed with the Securities and Exchange
              Commission on May 4, 2002 (incorporated herein by reference).

(9)           The Company's quarterly report on Form 10-Q for its fiscal quarter ended April 30, 2002, filed with the Securities and Exchange Commission on May 30, 2002 (incorporated herein by reference).

     (d)      1) The Company's 2000 Stock Incentive Plan, filed with the
              Company's Information Statement filed with the (Securities and Exchange Commission on November 6, 2000 (incorporation herein by reference).

              (2) The Company's 1991 Amended and Restated Stock Plan, filed with the Securities and Exchange Commission on June 12, 1998
              (incorporation herein by reference).

              (3) The Company's 1996 Stock Incentive Plan, filed with the
              Securities and Exchange Commission on May 28, 1996
              (incorporation herein by reference).

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